STANULIS FILMS INC.

Financial Statements
For the years ended December 31, 2020 and 2019
(Unaudited)

JUN WANG, CPA

138-37 Jewel Ave, APT 2C
Flushing, NY 11367
Tel (917) 775-8573
Fax (800)887-4388
Email: junwang1999@gmail.com

STANULIS FILMS INC.

Table of Contents

Independent Accountant's Review Report

The Board of Directors

We have reviewed the accompanying consolidated financial statements of STANULIS FILMS INC., which comprise the balance sheet as of December 31, 2020 and 2019, the related consolidated statements of income, stockholders' equity and statement of cash flows for years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jun Wang, CPA

See independent accountant's review report and accompanying notes to financial statements.

STANULIS FILMS INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
Current Assets		
Bank Accounts	$ 46,860	$ 139,425
Account Receivable	229,500	229,500
Other Current Asset	8,468	-
Total Current Assets	284,828	368,925
TOTAL ASSETS	284,828	368,925
LIABILITIES		
Long-Term Liabilities		
Notes Payable	728,335	741,379
Total Long-Term Liabilities	728,335	741,379
TOTAL LIABILITIES	728,335	741,379
EQUITY		
Retained Earnings (Deficits)	(477,007)	(405,954)
Common Stock (120,000,000 shares authorized; 35,000,000 issued; $0.0001 par value)	3,500	3,500
Additional Paid-in Capital	30,000	30,000
TOTAL EQUITY	(443,507)	(372,454)
TOTAL LIABILITIES AND EQUITY	$ 284,828	$ 368,925

See independent accountant's review report and accompanying notes to financial statements.

STANULIS FILMS INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
INCOME		
Director Services	$ 14,000	$ 36,500
Film Tax Credits	17,650	229,500
Ghost Guidos Pilot	95,687	39,630
Pod Cast Show	-	40
Sales of Movie Merchandise	-	1,429
Total Income	127,337	307,099
COST OF GOODS SOLD		
Supplies & Materials	50,246	29,369
Total Cost of Goods Sold	50,246	29,369
GROSS PROFIT	77,091	277,730
EXPENSES		
Advertising & Marketing	18,603	803
Bank Charges & Fees	2,287	345
Car & Truck	20	-
Contractors	5,386	79,102
Cost of Labor	17,039	402,783
Insurance	-	32,063
Job Supplies	1,005	402
Legal & Professional Services	40,448	110,000
Meals & Entertainment	1,870	213
Medical	867	-
Office Supplies & Software	449	512
Office/General Administrative Expenses	4,661	14,447
Owner's pay & Personal Expenses	54,720	-
Shipping, Freight & Delivery	36	57
Taxes & Licenses	168	115
Travel	426	9,342
Utilities	159	-
Total Expenses	148,144	650,184
NET OPERATING INCOME (LOSS)	(71,053)	(372,454)
NET INCOME (LOSS)	$ (71,053)	$ (372,454)

See independent accountant's review report and accompanying notes to financial statements.

STANULIS FILMS INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Issued Common Stocks		Additional	Retained Earning		
	Number	Amount	Paid-In Capital	Owner Equity		Total
JANUARY 7, 2019	35,000,000	$ 3,500	$ 30,000	$ (33,500)	$	-
CONTRIBUTION						
NET INCOME (LOSS)				(372,454)		(372,454)
BALANCE, DECEMBER 31, 2019	35,000,000	3,500	30,000	(405,954)		(372,454)
CONTRIBUTION						
NET INCOME (LOSS)				(71,053)		(71,053)
BALANCE, DECEMBER 31, 2020	35,000,000	$ 3,500	$ 30,000	$ (477,007)	$	(443,507)

See independent accountant's review report and accompanying notes to financial statements.

STANULIS FILMS INC.
STATEMENTS OF CASHFLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

		2020		2019
OPERATING ACTIVITIES				
Net Income	$	(71,053)	$	(372,454)
Film credit receivable		-		(229,500)
Other current assets		(8,468)		-
Net cash provided by operating activities		(79,521)		(601,954)
FINANCING ACTIVITIES				
Notes Payable		(13,044)		741,379
Net cash provided by financing activities		(13,044)		741,379
NET CASH INCREASE FOR PERIOD		(92,565)		139,425
CASH AT BEGINNING OF PERIOD		139,425		-
CASH AT END OF PERIOD	$	46,860		139,425

See independent accountant's review report and accompanying notes to financial statements.

NOTE 1:   *ORGANIZATION AND NATURE OF OPERATIONS:*

STANULIS FILMS INC. ("The Company") is a corporation organized under the laws of the State of Wyoming on January 7, 2019 and it is a production company focused on creating content for both theater and TV shows.

On March 10th, 2020, the Company was administratively dissolved for failing to deliver its 2020 annual report(s) or pay the annual license tax to the Secretary of State of the State of Wyoming.

On May 29th, 2020, the Company was reinstated by the Secretary of the State of Wyoming.

NOTE 2:   *GOING CONCERNING MATTERS:*

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained a net operating loss of $71,053 and $372,454 in 2020 and 2019 respectively. The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to meet obligations through a Reg CF funding campaign. The founders of the company have the financial means to support working capital of the company. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above. These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through June 5, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE 3:   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:*

Basis of Presentation:
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties:
The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of

assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE 4:   **EQUITY:**

Under the Company's original articles of incorporation in effect, the Company authorized 120,000,000 shares of $0.0001 par value Common Stock.

Common Stock:
Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. As of December 31, 2020, Steve Stanulis, the founder and the only shareholder of the Company, owns 35,000,000 Common Stocks.

NOTE 5:   **DEBT:**

Convertible Debentures
As of December 31, 2020, the Company issued convertible debentures to the investors in the aggregate principal amount of $780,000. The convertible debentures (i) are unsecured (ii) bear interest rates of 12 to 15% per annum, (iii) are due on various dates, and (iv) are convertible into shares of the Company's common stock upon a subsequent qualified financing event, sales of the Company or date of maturity.

Investor	Amount ($)	Date Issued
Anthony Filone	30,000	4/26/2019
Barbara and Denis O'Regan	50,000	4/26/2019
Leonard and Naomi Bush Jr.	25,000	4/26/2019
Richard Volpe	25,000	4/26/2019
Robert Gulmi	125,000	4/30/2019
Steven Marentis	125,000	4/30/2019
The Spencer Organization	100,000	4/30/2019
Amedeo Dino Sgueglia	300,000	3/1/2020
	780,000	

NOTE 6:   **COMMITMENTS AND CONTINGENCIES:**

The Company is not involved in any legal matters, nor it has any pending litigations against it. In March 1, 2020, the Company issued a warrant to purchase 3,000,000 securities of the Company's Common Stocks to Amedeo Dino Sgueglia.

NOTE 7:   **SUBSEQUENT EVENTS:**

Management considered events subsequent to the end of the period but before June 9, 2021, the date that the financial statements were available to be issued.